Exhibit 99.2

CCH Holdings Ltd

FORM OF PROXY FOR ANNUAL GENERAL MEETING

TO BE HELD ON MARCH 4, 2026

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

PROPOSAL 1 — the re-designation of Share Capital of the Company as a special resolution:

THAT (i) 9,720,000 ordinary shares of a par value of US$0.00001 held by Goh Kok Foong be re-designated as Class B ordinary shares with a par value of US$0.00001 each and (ii) 3,990,280,000 issued and unissued ordinary shares of a par value of US$0.00001 be redesignated as Class A ordinary shares of a par value of US$0.00001 each (the “Re-designation”).

(a)	Each Class B ordinary share shall be entitled to fifty (50) votes and each Class A ordinary shares shall be entitled to one (1) vote on all matters subject to a vote at general meetings of the shareholders, respectively. Class A ordinary shares and Class B ordinary shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions in all other matter.

(b)	Each Class B ordinary share shall automatically and immediately, without any further action from the holder thereof, convert into one Class A ordinary share upon (i) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to a person or an entity which is not an affiliate of such holder, or (ii) a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of registered holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its register of members; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B ordinary shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B ordinary shares, in which case all the related Class B ordinary shares shall be automatically converted into the same number of Class A ordinary shares.

___ FOR                                  ___ AGAINST                                 ___ ABSTAIN

PROPOSAL 2 — RE-DESIGNATION OF SHARE CAPITAL OF THE COMPNY BY THE BOARD

as a special resolution:

THAT as the board of directors of the Company may determine by a resolution of directors, redesignate any Class A ordinary shares of a par value of US$0.00001 as Class B ordinary shares of a par value of US$0.00001 so long as the total number of Class B ordinary shares does not exceed 15,000,000 shares, subject to proportional adjustment in the event of the Consolidations (as defined below), which shall be 1,500,000 shares following the First Consolidation and 60,000 following the Second Consolidation, respectively.

___ FOR                                 ___ AGAINST                                 ___ ABSTAIN

PROPOSAL 3 — THE SHARE CONSOLIDATION OF THE COMPANY

as an ordinary resolution:

THAT as the board of directors of the Company may determine by a resolution of directors:

(i)	on a date when the closing market price per Class A ordinary shares of par value of US$0.00001 each is less than US$1.00, (a) every ten (10) issued and unissued existing Class A ordinary shares of a par value of US$0.00001 each be consolidated into one (1) Class A ordinary share (the “First Consolidation”); and (b) every ten (10) issued and unissued existing Class B ordinary shares of a par value of US$0.00001 each be consolidated into one (1) Class B ordinary, and following the First Consolidation, the authorised share capital of the Company will be US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising (i) 399,028,000 shares are designated as Class A ordinary shares of a par value of US$0.0001 each, (ii) 972,000 shares are designated as Class B ordinary shares of a par value of US$0.0001 each, and (iii) 100,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association of the Company; and

(ii)	Subsequent to the First Consolidation, on a date when the closing market price per Class A ordinary shares of par value of US$0.0001 each is less than US$1.00, (a) every twenty five (25) issued and unissued existing Class A ordinary shares of a par value of US$0.00001 each be consolidated into one (1) Class A ordinary share (the “Second Consolidation”, and together with the First Consolidation, the “Consolidations”); and (b) every twenty five (25) issued and unissued existing Class B ordinary shares of a par value of US$0.00001 each be consolidated into one (1) Class B ordinary, and following the First Consolidation, the authorised share capital of the Company will be US$50,000 divided into 20,000,000 shares of a par value of US$0.0025 each, comprising (i) 15,961,120 shares are designated as Class A ordinary shares of a par value of US$0.0025 each, (ii) 38,880 shares are designated as Class B ordinary shares of a par value of US$0.0025 each, and (iii) 40,000,000 shares of a par value of US$0.0025 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association of the Company.

(iii)	all fractional entitlements to the issued Consolidated Class A ordinary shares and Consolidated Class B ordinary shares resulting from the share consolidation will not be issued to the Shareholders and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number.

___ FOR                                 ___ AGAINST                                 ___ ABSTAIN

PROPOSAL 4 – THE AMENDMENT OF THE ARTICLES OF ASSOCIATIONS

as a special resolution:

THAT the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second Restated MAA”), be approved and adopted to reflect the resolutions set forth in Proposal 1 to 2 above.

___ FOR                                 ___ AGAINST                                 ___ ABSTAIN

This Proxy is solicited on behalf of the management of CCH Holdings Ltd

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated:

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